Exhibit 21.1 Subsidiaries of the Registrant

Imperial Management Services, LLC (New York)

Health Diagnostic Management, LLC d/b/a Health Management Company of America (New York)

Health Management Corporation of America (Delaware)

Fair Haven Services, Inc. (New York)

HMCM, Inc. (New York)

Raymond V. Damadian, M.D. MR Scanning Center Management Company (Delaware)

Dynamic Services, Inc. (New York)

Central Health Care Management Company, Inc. (Delaware)